Exhibit 99.6

Wipro Limited

Highlights for the Quarter ended March 31, 2021

REVENUE

$2.15B

Sequential Growth	Constant Currency	Operating Margin
↑ 3.9%	↑ 3.0%	21.0%

STRATEGIC MARKET UNITS MIX

29.2%	29.3%	28.4%	13.1%
AMERICAS 1	AMERICAS 2	EUROPE	APMEA

SECTOR MIX

30.5%	17.0%	13.4%	13.2%	13.0%	7.9%	5.0%
Banking, Financial Services & Insurance	Consumer	Technology	Energy, Natural Resources and Utilities	Health	Manufacturing	Communication

GLOBAL BUSINESS LINES MIX

56.8% **IDEAS**
Integrated Digital, Engineering & Application Services

43.2% **iCORE**
Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

CORPORATE ACTION

COMPLETION OF BUYBACK

We completed the buyback of 237.5 million equity shares at a price of ₹400 ($5.45) per equity share, as approved earlier by the Board of Directors at their meeting held on October 13, 2020 for an aggregate amount of ₹95 billion ($1.3 billion), excluding buyback tax

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
3.1%	12.2%	19.5%

TOTAL HEADCOUNT	197,712	ATTRITION VOL – TTM	12.1%
GROSS UTILIZATION	76.7%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	54.5%

Wipro Limited

Results for the Quarter and Year ended March 31, 2021

A IT Services

	FY 20 – 21					FY 19 – 20	
	FY	Q4	Q3	Q2	Q1	FY	Q4
IT Services Revenues ($Mn) Note 4	**8,136.5**	2,152.4	2,070.8	1,992.4	1,921.0	**8,252.8**	2,072.8
Sequential Growth Note 2	**-1.4%**	3.9%	3.9%	3.7%	-7.3%	**2.7%**	-1.0%
Sequential Growth in Constant Currency Note 1&2	**-2.3%**	3.0%	3.3%	2.0%	-7.5%	**4.1%**	0.4%
Operating Margin % Note 3	**20.3%**	21.0%	21.7%	19.2%	19.1%	**18.1%**	17.6%
Strategic Market Units Mix							
Americas 1	**29.4%**	29.2%	29.4%	29.7%	29.2%	**29.6%**	30.1%
Americas 2	**29.7%**	29.3%	29.1%	30.1%	30.3%	**30.6%**	29.6%
Europe	**27.3%**	28.4%	28.0%	26.1%	26.7%	**26.5%**	26.9%
APMEA	**13.6%**	13.1%	13.5%	14.1%	13.8%	**13.3%**	13.4%
Sectors Mix							
Banking, Financial Services and Insurance	**30.7%**	30.5%	30.5%	31.2%	30.7%	**31.1%**	30.4%
Consumer	**16.4%**	17.0%	16.4%	16.2%	15.9%	**16.3%**	16.8%
Health	**13.5%**	13.0%	13.9%	13.7%	13.5%	**13.2%**	13.5%
Energy, Natural Resources and Utilities	**13.1%**	13.2%	13.1%	12.9%	13.2%	**12.8%**	12.8%
Technology	**13.0%**	13.4%	12.6%	12.5%	13.5%	**12.8%**	12.8%
Manufacturing	**8.1%**	7.9%	8.3%	8.2%	8.1%	**8.1%**	8.2%
Communications	**5.2%**	5.0%	5.2%	5.3%	5.1%	**5.7%**	5.5%
Global Business Lines Mix							
iDEAS	**57.4%**	56.8%	57.3%	57.6%	58.0%	**58.3%**	58.4%
iCORE	**42.6%**	43.2%	42.7%	42.4%	42.0%	**41.7%**	41.6%
Guidance ($Mn)	—	2,102-2,143	2,022-2,062	—	—	—	2,095 – 2,137
Guidance restated based on actual currency realized ($Mn)	—	2,121- 2,162	2,034-2,074	—	—	—	2,064 – 2,106
Revenues performance against guidance ($Mn)	—	2,152.4	2,070.8	—	—	—	2,072.8

Note 1: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: YoY growth rates for FY20 have been adjusted for the impact of divestments

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials

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	FY 20 – 21					FY 19 – 20	
	FY	Q4	Q3	Q2	Q1	FY	Q4
Customer size distribution (TTM)							
> $100Mn	**11**	11	10	11	13	**15**	15
> $75Mn	**27**	27	24	24	22	**22**	22
> $50Mn	**40**	40	38	39	39	**40**	40
> $20Mn	**93**	93	97	100	97	**96**	96
> $10Mn	**167**	167	168	166	163	**166**	166
> $5Mn	**257**	257	260	257	258	**260**	260
> $3Mn	**349**	349	341	342	348	**341**	341
> $1Mn	**566**	566	567	573	577	**574**	574
Revenue from Existing customers %	**98.0%**	96.4%	97.4%	98.6%	99.7%	**98.1%**	97.0%
Number of new customers	**280**	52	89	97	42	**240**	65
Total Number of active customers	**1,120**	1,120	1,136	1,089	1,004	**1,074**	1,074
Customer Concentration							
Top customer	**3.1%**	3.1%	3.1%	3.2%	3.2%	**3.2%**	3.0%
Top 5	**12.1%**	12.2%	11.9%	12.0%	12.3%	**12.8%**	12.2%
Top 10	**19.5%**	19.5%	18.9%	19.6%	20.3%	**19.7%**	19.3%
% of Revenue							
USD	**61%**	60%	61%	62%	63%	**63%**	62%
GBP	**10%**	11%	10%	10%	10%	**10%**	10%
EUR	**8%**	8%	8%	8%	8%	**8%**	8%
INR	**5%**	5%	4%	5%	5%	**4%**	5%
AUD	**5%**	5%	5%	5%	5%	**5%**	4%
CAD	**3%**	3%	3%	2%	2%	**3%**	3%
Others	**8%**	8%	9%	8%	7%	**7%**	8%
Closing Employee Count	**197,712**	197,712	190,308	185,243	181,804	**182,886**	182,886
Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, InfoServer, Topcoder, Rational, ITI, IVIA, 4C, Eximius & Encore)							
Gross Utilization	**75.7%**	76.7%	74.8%	76.4%	75.0%	**72.2%**	73.4%
Net Utilization (Excluding Trainees)	**85.9%**	86.0%	86.3%	86.9%	84.5%	**82.3%**	82.6%
Attrition							
Voluntary TTM (IT Services excl. DOP)	**12.1%**	12.1%	11.0%	11.0%	13.0%	**14.7%**	14.7%
DOP % — Post Training Quarterly	**6.3%**	7.4%	7.0%	6.1%	4.4%	**10.1%**	10.8%
Sales & Support Staff (IT Services)	**15,368**	15,368	14,838	14,806	14,567	**14,908**	14,908

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B IT Services

(Excluding DOP, Designit, Cellent, Cooper, InfoServer, Topcoder, Rational, ITI, IVIA, 4C, Eximius & Encore)

Revenue from FPP	**62.0%**	63.0%	62.7%	60.4%	61.8%	**63.1%**	63.5%
Offshore Revenue — % of Services	**52.6%**	54.5%	53.9%	51.9%	50.0%	**48.9%**	49.8%

C Growth Metrics

for the Quarter and Year ended March 31, 2021 Note 1

	Q4'21 Reported QoQ%	Q4'21 Reported YoY%	Q4'21 CC QoQ%	Q4'21 CC YoY%	FY21 Reported YoY%	FY21 CC YoY%
IT Services	3.9%	3.8%	3.0%	0.5%	-1.4%	-2.3%
Strategic Market Units						
Americas 1	3.2%	0.8%	3.5%	1.2%	-2.3%	-1.5%
Americas 2	4.5%	2.6%	4.0%	1.6%	-4.2%	-4.3%
Europe	5.6%	9.7%	3.7%	2.0%	1.6%	-1.7%
APMEA	0.9%	1.8%	-1.6%	-6.3%	1.1%	-0.7%
Sectors						
Banking, Financial Services and Insurance	3.8%	4.0%	2.7%	0.6%	-2.4%	-3.0%
Consumer	7.7%	5.4%	6.9%	2.9%	-0.9%	-1.3%
Health	-2.8%	-0.5%	-2.9%	-1.6%	1.0%	0.7%
Energy, Natural Resources and Utilities	4.8%	6.9%	2.7%	0.1%	0.2%	-2.4%
Technology	10.2%	8.7%	9.9%	7.1%	0.2%	-0.2%
Manufacturing	-0.7%	0.7%	-1.1%	-2.8%	-1.1%	-2.1%
Communications	1.2%	-5.1%	-0.4%	-11.4%	-10.8%	-12.5%
Global Business Lines						
iDEAS	3.2%	1.1%	2.1%	-2.6%	-2.9%	-3.9%
iCORE	5.0%	7.7%	4.3%	4.8%	0.6%	-0.1%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q4 FY20-21 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	106,219	2,055	1,520	11	109,805
Selling and marketing expenses	10,575	28	72	4	10,679
General and administrative expenses	8,725	-111	123	-48	8,689
Total	**125,519**	**1,972**	**1,715**	**-33**	**129,173**

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